Exhibit 99.1

Preliminary Proposal

February 1, 2016

The Board of Directors
KU6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District
Beijing 100028, People’s Republic of China

Ladies and Gentlemen:

Shanda Interactive Entertainment Limited (“Shanda”) is pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of KU6 Media Co., Ltd. (the “Company”), including American Depositary Shares of the Company (“ADSs,” with each ADS representing 100 ordinary shares) not already owned by Shanda and its affiliates in a going private transaction (the “Acquisition”).

We believe that our proposal of US$1.08 in cash per ADS, or US$0.0108 in cash per ordinary share, provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 54% over the closing price of the ADSs on January 29, 2016, a premium of 42% over the average closing price of the ADSs during the last 30 trading days and a premium of 52% over the average closing price of the ADSs during the last 60 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below:

1. Sponsor. Shanda will be the sole sponsor for the Acquisition.

2. Purchase Price. The consideration payable in the Acquisition will be US$1.08 in cash per ADS and US$0.0108 in cash per ordinary share, in each case other than the ADSs or ordinary shares held by Shanda and its affiliates.

3. Closing Certainty and Funding. Given our shareholding and familiarity with the Company, we believe that we are able to offer a high degree of closing certainty and that we are well positioned to negotiate and complete the Acquisition on an expedited basis. We intend to finance the Acquisition with cash at hand.

4. Due Diligence. As an existing shareholder, we believe that we will be in a position to complete our due diligence for the Acquisition on an expedited basis and in parallel with the parties’ negotiation of the Definitive Agreements.

5. Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type.

6. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to approve it. Given the involvement of Shanda in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition.

In considering our offer, you should be aware that we are interested only in acquiring the outstanding ordinary shares of the Company that Shanda and its affiliates do not already beneficially own, and that we do not currently have any intention to sell our stake in the Company to a third party.

7. Advisor. Shanda has engaged Davis Polk & Wardwell as its legal counsel in connection with the Acquisition.

8. Confidentiality. Shanda will, as required by law, promptly make a Schedule 13D filing to disclose this letter. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

9. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute an offer capable of acceptance or any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided therein.

We are very excited about the Acquisition and hope that you are interested in proceeding in a manner consistent with our proposal. We believe that we are uniquely positioned to provide a compelling opportunity for the shareholders of the Company on a highly expedited timeframe. Should you have any questions concerning this letter, please feel free to contact us at any time. We look forward to hearing from you.

Very truly yours,

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Chairman and CEO

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